Exhibit 1

ELBIT VISION SYSTEMS LTD.

Company Contact Information: Yaron Menashe, CFO Tel: +972 4 6107609 yaron@evs.co.il

ELBIT VISION SYSTEMS ANNOUNCES
TURNAROUND IN THIRD QUARTER OF 2010
------
Net Profit from sale of subsidiary - $5.3 million
Third quarter revenues of $1.1 million – achieving net profit

Caesarea, Israel, February 3, 2011 — Elbit Vision Systems Ltd.  (OTCBB: EVSNF.OB), a global leader in the field of automatic in-line optical web inspection and quality monitoring systems, today announced its consolidated financial results for the three month period ending September  30, 2010.

The Company recorded a net profit of $5.3 million from the sale of its subsidiary ScanMaster Systems (IRT) Ltd. in June 2010.  A restructuring of the Company, which commenced with the sale and included debt arrangements with the Company's banks and investors, significantly improved its financial situation and reduced the Company's short-term debt by nearly 60%.

Third Quarter 2010 Results:
Revenues for the third quarter of 2010 were $1.1 million, representing an increase of 22% compared to $0.9 million for the third quarter of 2009.

Gross profit on a GAAP basis was $0.7 million, representing 63% of revenues, compared with $0.4 million or 44% of revenues for the third quarter of 2009.  Gross margins increased substantially due to the reductions in the Company's fixed costs after the restructuring in June 2010.

Operating profit on a GAAP basis was $167 thousand compared with an operating loss of $392 thousand in the third quarter of 2009. Operating profit on a non-GAAP basis for the third quarter of 2010 was $243 thousand, compared with a loss of $297 thousand in the third quarter of 2009. Operating expenses in the quarter decreased primarily due the restructuring plan which began in June 2010 and the reduction in the Company's fixed costs. The Company also increased its efficiency in operating expenses.

Net profit on a GAAP basis for the third quarter of 2010 was $34 thousand, compared to a net loss of $559 thousand in the third quarter of 2009. Net profit per share on a GAAP basis was zero. Net profit on a non-GAAP basis for the third quarter of 2010 was $109 thousand, compared to a net loss of $373 thousand in the third quarter of 2009.

EBITDA for the third quarter of 2010 was $243 thousand, compared to a loss of $282 thousand in the third quarter of 2009.

Sam Cohen, Chairman and CEO of EVS commented, "We are beginning to see the positive impact of the Company's reorganization which commenced with the sale of ScanMaster in June 2010. By restructuring our debt with our banks, investors, and certain state institutions for repayment over a 5-10 year period, we have created a healthy and stable financial environment for growth.  Furthermore, we believe that the profit we are reporting, regardless of its size, represents proof of the effectiveness of our long term strategy."

"We believe the significant achievements in the percentage of gross and operating profits shown in these results, which are particularly high in relation to other companies in the markets in which we operate, provide additional validation of our accomplishments.  This achievement has been the result of continual improvements in our development and production processes.  We are encouraged that the Company has reclaimed its future after several years of stagnation and losses.  We believe that these positive trends will be reflected in the financial results for the coming quarters," concluded Mr. Cohen.

Use of Non- GAAP Financial Measures
EVS believes that both non-GAAP financial measures are better principal indicators of the operating and financial performance of its business. The non-GAAP numbers exclude mainly the non-cash equity-based compensation charges recorded in accordance with SFAS 123R as well as associated with purchase price allocation charges. Please see below for more details.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 600 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

Use of Non-GAAP financial measures

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of operations. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non- GAAP measures help investors to understand our current and future performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the consolidated statements of operations.

EVS uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. A reconciliation of EBITDA to GAAP measures is included in the financial tables accompanying this press release.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT SEPTEMBER 30, 2010
IN U.S. DOLLARS

	Sep-30		Dec-31
	2010	2009	2009
	U.S. dollars in thousands (except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	255	55	229
Restricted deposits	25	-	-
Accounts receivable:
Trade	216	419	410
Other	131	71	83
Inventories	618	1,111	558
Assets Related to DISCONTINUED OPERATION	-	11,176	7,216
Total current assets	1,245	12,832	8,496

LONG-TERM RECEIVABLES:

Severance pay fund	186	359	357
Other long-term receivables	263	87	87
Total long-term receivables	449	446	444

PROPERTY, PLANT AND EQUIPMENT – net of
accumulated depreciation and
amortization	49	148	133

OTHER ASSETS -
net of accumulated amortization:
Goodwill	242	242	242
Other intangible assets	88	390	315
	330	632	557

Total assets	2,073	14,058	9,630

	Sep-30		Dec-31
	2010	2009	2009
	U.S. dollars in thousands (except per share data)
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit from banks	191	1,951	358
Current Maturities of Loan from Shareholder and Other	185	-	-
Accounts payable:
Trade	724	638	782
Deferred revenues	331	169	31
Other	354	1,602	1,627
Liabilities Related to DISCONTINUED OPERATION	-	11,047	10,974
Total current liabilities	1,785	15,407	13,772

LONG-TERM LIABILITIES:
Loans From Banks (net of current maturities)	1,242	-	1,683
Loans and other liabilities (net of current maturities)	766	-	-
Loan from shareholder (net of current maturities)	123	587	850
Other Long Terms liabilities	1,042
Accrued severance pay	238	438	437
Total long-term liabilities	3,411	1,025	1,287
Total liabilities	5,196	16,432	15,059

SHAREHOLDERS’ EQUITY	(3,123)	(2,374)	(5,429)

Total liabilities and shareholders’ equity	2,073	14,058	9,630

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE AND THREE-MONTHS PERIOD ENDED SEPTEMBER 30, 2010
IN U.S. DOLLARS

	9 months ended		3 months ended		year ended
	Sep-30		Sep-30		December 31,
	2010	2009	2010	2009	2009
	U.S. dollars in thousands (except per share data)

REVENUES	2,233	1,514	1,113	879	2,244

COST OF REVENUES	1,271	1,166	411	500	1,774

GROSS PROFIT	962	348	702	379	470

RESEARCH AND DEVELOPMENT EXPENSES – net	354	656	108	260	861
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	628	654	247	230	739
General and administrative	659	662	180	281	896

OPERATING (LOSS) INCOME	(679)	(1,624)	167	(392)	(2,026)

FINANCIAL (EXPENSES) INCOME - net	(213)	(76)	(125)	223	(125)

OTHER EXPENSES – net	(90)	-	8	-	7
INCOME (LOSS) BEFORE TAXES ON INCOME	(982)	(1,700)	34	(169)	(2,144)

TAXES ON INCOME	-	3	-	-	3
INCOME (LOSS) FOR THE PERIOD BEFOR DISCONTINUED OPERATION	(982)	(1,703)	34	(169)	(2,147)

INCOME (LOSS) OF OPERATION OF DISCONTINUED COMPONENTS	(1,946)	(944)	-	(390)	(5,530)
NET PROFIT FROM DESPOSILE OF DISCONTINUED OPERATION	5,354	-	-	-	-

INCOME (LOSS) FOR THE PERIOD	2,426	(2,647)	34	(559)	(7,677)

LOSS PER SHARE BASIC	0.035	(0.052)	0.000	(0.011)	(0.146)
LOSS PER SHARE DILUTED	0.035	(0.052)	0.000	(0.011)	(0.146)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF LOSS PER SHARE:
BASIC (IN THOUSANDS)	69,523	50,988	69,523	50,988	52,527
DILUTED (IN THOUSANDS)	69,523	50,988	69,523	50,988	52,527